SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of May 2007
SHINHAN FINANCIAL GROUP CO., LTD.
(Translation of registrant’s name into English)
120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will
file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑          Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes  ☐          No  ☑
If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-                     .

Summary of 2007 1Q Business Report
On May 15, 2007, Shinhan Financial Group (“SFG”) filed the 2007 1Q Business Report (the “Business Report”) with the Financial Supervisory Service of the Republic of Korea (“Korea”) pursuant to the Securities and Exchange Act of Korea. This is the summary of the Business Report translated into English. Non-material or previously disclosed information are omitted or abridged.
The financial information in this report has been prepared in accordance with accounting principles generally accepted in Korea.

1. Introduction of the Group
2. Business Results
3. Independent Auditor
4. Directors, Executive Officers and Employees
5. Activities of Board of Directors and Sub-committees
6. Market Price Information of Our Common Shares and ADRs
7. Related Party Transactions
EX-99 INDEPENDENT ACCOUNTANT'S REVIEW REPORT AS OF MAR 31,2007
Exhibit 99 Independent Accountant’s Review Report (Non Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2007

1.	Introduction of the Group
Company History in 2007
■	March 2007: LG Card joined Shinhan Financial Group as subsidiary
Principal Subsidiaries under Korean Law as of May 15, 2007
Direct Subsidiaries

Subsidiaries	Ownership by SFG
Shinhan Bank	100.0%
LG Card 1) 2)	85.7%
Good Morning Shinhan Securities	100.0%
Shinhan Life Insurance	100.0%
Shinhan Card	100.0%
Shinhan Capital	100.0%
Shinhan BNP Paribas ITMC	50.0%
Jeju Bank 2)	62.4%
SH&C Life Insurance	50.0%
Shinhan Macquarie Financial Advisory	51.0%
Shinhan Credit Information	100.0%
Shinhan Private Equity	100.0%

1)	LG Card joined Shinhan Financial Group as a subsidiary on March 23, 2007.
Of total LG Card’s common shares, Shinhan Financial Group and Shinhan Bank own 78.6% and 7.1% respectively.
2)	Jeju Bank and LG Card are currently listed on the Korea Exchange.
Indirect subsidiaries held through direct subsidiaries

	(As of May 15, 2007)
		Ownership by
Direct Subsidiaries	Indirect Subsidiaries	the Parent
Shinhan Bank	Shinhan Data System	100.0%
	Shinhan Finance Ltd.(Hong Kong) 1)	100.0%
	SH Asset Management	79.8%
	Shinhan Asia Limited	100.0%
	Shinhan Bank America	100.0%
	Shinhan Bank Europe GmbH	100.0%
	Shinhan Vina Bank	50.0%
	CHB Valuemeet 2001 year 1st Securitization	50.0%
	CHB Valuemeet 2001 year 2nd Securitization	50.0%
	CHB Valuemeet 2002 year 1st Securitization	50.0%
Good Morning Shinhan Securities	Good Morning Shinhan Securities Europe	100.0%
	Good Morning Shinhan Securities USA	100.0%
Shinhan Private Equity	Shinhan NPS Private Equity Fund 1st	50.0	% 2)

1)	On November 1, 2006, Shinhan Finance Limited, Shinhan Financial Group’s indirect subsidiary, was transferred to a branch of Shinhan Bank. The liquidation process is currently taking place and is expected to be finalized during the first half of 2007.

2)	Shinhan Financial Group and its subsidiaries currently own 36.7% of Shinhan NPS Private Equity Fund 1st.
Number of Shares by Type
Number of issued and outstanding shares of the Group as of March 31, 2007

Types of Shares	Number of Shares
Common Shares	381,567,614
Redeemable Preferred Shares	68,757,169
Redeemable Convertible Preferred Shares	14,721,000

Total	465,045,783

Employee Stock Ownership Plan (ESOP)
(1)	Contribution to ESOA (Employee Stock Ownership Association)

		Contribution
Employee		Amount
Accounts	Contribution Date	(KRW)	Contributor	Objective
Contributed by relevant companies	March 23, 2007	2,049,000,000	Shinhan Card	Stock Purchase
	March 27, 2007	611,500,000	Shinhan Capital	Stock Purchase
Sub-total		2,660,500,000
Contributed by employees	—	—	—	—
Sub-total		—	—	—
Total		2,660,500,000

(2)	Changes in ESOA Share Ownership

	(As of March 31, 2007, Unit: shares)
		Beginning			Ending
	Share type	Balance	Increase	Decrease	Balance
		(Jan.1, 2007)			(March 31, 2007)
Association Accounts	Common Shares	1,939,973	—	424,169	1,515,804
Employee Accounts	Common Shares	2,786,962	340,062	102,940	3,024,084
Total	—	4,726,935	340,062	527,109	4,539,888

*	Subsequent events: On April 3, 2007 Shinhan Bank contributed 548,134 SFG common shares. Additionally on April 13, 2007 37,007 shares and 11,069 shares were purchased respectively for Shinhan Card and Shinhan Capital.
(3)	ESOA Share Ownership per each company

		(As of March 31, 2007, Unit: shares)
Company	Association Accounts	Employee Accounts	Total Balance
Shinhan Financial Group	31,274	23,831	55,105
Shinhan Bank	1,466,123	2,859,122	4,325,245
Good Morning Shinhan Securities	—	20,363	20,363
Shinhan Capital	18,407	22,997	41,404
Shinhan Card	—	37,891	37,891
Shinhan Life Insurance	—	55,223	55,223
SH&C Life Insurance	—	1,126	1,126
Shinhan Credit Information	—	1,074	1,074
Shinhan Data System	—	2,457	2,457
Total	1,515,804	3,024,084	4,539,888

2.	Business Results
Operational Results

	(KRW million)
	2007 1Q	2006	2005
	(Jan.1~March 31)	(Jan.1~Dec.31)	(Jan.1~Dec.31)
Operating Revenue	1,015,411	2,003,752	1,718,950
Gain using the equity method of accounting	952,272	1,917,268	1,618,314
Interest income	61,994	79,151	95,812
Gain on Foreign Currency Transaction	749	5,838	3,451
Other income	396	1,495	1,373
Operating Expense	78,229	182,889	158,321
Loss using the equity method of accounting	—	—	1,047
Interest Expense	62,647	129,644	114,544
Loss on Foreign Currency Transaction	749	5,838	3,449
Commission Expense	19	269	124
SG&A Expense	14,814	47,138	39,157
Operating Income	937,182	1,820,863	1,560,629
Source and Use of Funds
Source of Funds

	(KRW million)
	2007 1Q (Jan.1~March 31)		2006 (Jan.1~Dec.31)		2005 (Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Stockholders’ Equity	11,435,040	74.41	10,376,235	76.70	8,463,137	77.36
Capital Stock	2,214,469	14.41	2,170,758	16.05	2,100,646	19.20
Capital Surplus	5,063,631	32.95	4,360,100	32.23	3,846,957	35.16
Capital Adjustment	32,858	0.21	25,520	0.19	11,475	0.10
Comprehensive Income	945,718	6.15	840,704	6.21	345,178	3.16
Retained Earnings	3,178,364	20.68	2,979,153	22.02	2,158,881	19.73
Liabilities	3,933,221	25.59	3,152,497	23.30	2,477,425	22.64
Borrowings	3,329,521	21.66	2,769,824	20.47	2,230,681	20.39
Other liabilities	603,700	3.93	382,673	2.83	246,744	2.26
Total	15,368,261	100.00	13,528,732	100.00	10,940,562	100.00

1)	The Average Balance was calculated by averaging the ending balance of each quarter.

Use of Funds

	(KRW million)
	2007 1Q (Jan.1~March 31)		2006 (Jan.1~Dec.31)		2005 (Jan.1~Dec.31)
	Average	Ratio	Average	Ratio	Average	Ratio
	Balance 1)	(%)	Balance 1)	(%)	Balance 1)	(%)
Investments on equity stock	13,472,737	87.67	11,646,253	86.09	9,060,179	82.82
Shinhan Bank	9,243,279	60.15	8,997,565	66.50	7,591,397	69.39
LG Card	1,347,676	8.77	—	—	—	—
Shinhan Card	766,857	4.99	639,038	4.72	197,754	1.81
Good Morning Shinhan Securities	1,022,428	6.65	943,203	6.97	867,403	7.93
Shinhan Life Insurance	783,896	5.10	768,599	5.68	147,558	1.35
Shinhan Capital	176,769	1.15	170,264	1.26	139,108	1.27
Jeju Bank	69,403	0.45	66,809	0.49	57,606	0.53
Shinhan Credit Information	9,486	0.06	9,179	0.07	8,198	0.07
Shinhan Private Equity	9,364	0.06	8,987	0.07	9,300	0.09
Shinhan BNP Paribas ITMC	24,629	0.16	24,152	0.18	23,139	0.21
SH&C Life Insurance	17,770	0.12	17,322	0.13	14,879	0.14
Shinhan Macquarie FA	1,180	0.01	1,135	0.01	1,641	0.01
E-Shinhan	—	—	—	—	2,197	0.02
Loans	1,224,366	7.97	1,299,633	9.61	1,667,537	15.24
Fixed Assets	858	0.01	959	0.01	1,296	0.01
Cash Deposit in bank	501,410	3.26	422,201	3.12	177,313	1.62
Other Assets	168,890	1.10	159,686	1.18	34,237	0.31
Total	15,368,261	100.00	13,528,732	100.00	10,940,562	100.00

1)	The Average Balance was calculated by averaging the ending balances of each quarter.
Other Financial Information
Group BIS Ratio

(KRW million)
2007 1Q (E)
Aggregate Amount of Equity Capital (A)	12,842,440
Risk-Weighted Assets (B)	140,273,878
BIS Ratio (A/B) 1)	9.16%

1)	Following amendments in the Financial Holding Company Guidelines of the Financial Supervisory Commission, the Group BIS Ratio, rather than the Requisite Capital Ratio, is used as an index for measuring capital adequacy, beginning FY2007.
Won Liquidity Ratio

	(KRW million)
	2007 1Q	2006	2005
Won Assets due within 3 months (A)	487,895	605,415	341,547
Won Liabilities due within 3 months (B)	460,022	248,661	332,746
Won Liquidity Ratio (A/B) 1)	106.06%	243.47%	102.65%

1)	Under the guidelines issued by the Financial Supervisory Commission, we, at the holding company level, are required to maintain a Won liquidity ratio of not less than 100%.
Liabilities to Equity Ratio

	(KRW million)
	2007 1Q	2006	2005
Liabilities (A)	6,228,731	3,642,106	2,325,114
Equity (B)	15,431,036	11,361,526	10,137,017
Liabilities to Equity Ratio (A/B)	40.36%	32.06%	22.94%
Capital Adequacy Ratio and Other Ratios of Certain Subsidiaries
(1)	BIS Capital Adequacy Ratio (%) 1)

	2007 1Q	2006	2005
Shinhan Bank 2)	11.93	12.01	10.94
Jeju Bank	11.37	11.26	11.71

1)	The BIS Capital Adequacy Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for commercial banks. Under these guidelines, commercial banks are required to maintain a minimum capital adequacy ratio of 8%.

2)	The integrated Shinhan Bank was launched on April 1, 2006 and the figure for 2005 is of pre-merger Chohung Bank, the surviving entity.
(2)	Net Capital Ratio (%)

	Mar.31 2007	Mar.31 2006	Mar.31 2005
Good Morning Shinhan Securities	451.69	558.60	629.22

*	Net Capital Ratio is computed in accordance with the guidelines issued by the Financial Supervisory Commission for securities investment trust businesses. Under these guidelines, Good Morning Shinhan Securities is required to maintain a minimum net capital ratio of 100%.
(3)	Solvency Margin Ratio (%)

	Mar.31 2007	Mar.31 2006	Mar.31 2005
Shinhan Life Insurance	224.7	230.8	204.9

*	Under the guidelines issued by the Financial Supervisory Commission, Shinhan Life Insurance is required to maintain a minimum solvency margin ratio of 100%.
(4)	Adjusted Equity Capital Ratio (%)

	2007 1Q	2006	2005
LG Card	36.60	34.25	25.55
Shinhan Card	14.97	17.47	17.68

*	The Adjusted Equity Capital Ratio represents the ratio of total adjusted shareholder’s equity to total adjusted assets and is computed in accordance with the guidelines issued by the Financial Supervisory Commission for credit card companies. Under these guidelines, Shinhan Card and LG Card are required to maintain a minimum adjusted equity capital ratio of 8%.

Non- Performing Loans of Certain Subsidiaries 1)
(1)	Non- Performing Loans

	(KRW million)
	March 31,2007		Dec.31.2006		Dec.31. 2005
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)

Shinhan Bank 2)	759,150	0.63	729,655	0.62	531,349	1.15
Jeju Bank	12,970	0.65	13,120	0.74	16,287	1.15
LG Card 3)	456,079	5.66	493,236	6.05	544,705	8.22
Shinhan Card 3)	87,399	2.81	111,770	3.50	33,420	2.71

	March 31,2007		March 31, 2006		March 31, 2005
	Balance of	NPL to total	Balance of	NPL to total	Balance of	NPL to total
	NPL	Loans (%)	NPL	Loans (%)	NPL	Loans (%)

GMS Securities 3)	25,888	2.54	26,943	5.68	30,745	11.77

1)	Non-performing loans of banks are defined as those loans are past due more than 90 days or those are placed on non-accrual status according to the guidelines of the Financial Supervisory Commission.
2)	Figures for 2005 are of pre-merger Chohung Bank, the surviving entity.
3)	Under the guidelines of the Financial Supervisory Commission, every securities brokerage company and credit card company shall classify its loans into five categories: “normal,” “precautionary,” “substandard,” “doubtful” and “estimated loss.” Under the Group’s internal measures, non-performing loans of Good Morning Shinhan Securities, Shinhan Card, and LG Card includes loans classified as “substandard,” “doubtful,” and “estimated loss.”

(2)	Loan Loss Allowances & Write-offs for the period

	(KRW million)
			Jan. 1, 2007~	Jan. 1, 2006~	Jan. 1, 2005~
			Mar. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
Shinhan Bank	Loan Loss	Domestic	1,964,255	1,911,843	905,000
	Allowance	Overseas	60,798	59,758	27,600
		Total	2,025,053	1,971,601	932,600
	Write-offs		55,853	160,636	571,500
Jeju Bank	Loan Loss	Domestic	27,772	26,313	25,329
	Allowance	Overseas	—	—	—
		Total	27,772	26,313	25,329
	Write-offs		622	8,325	19,145
LG Card	Loan Loss	Domestic	774,188	894,173	911,739
	Allowance	Overseas	—	—	—
		Total	774,188	894,173	911,739
	Write-offs		115,025	533,403	1,528,629
Shinhan Card	Loan Loss	Domestic	133,078	148,724	46,269
	Allowance	Overseas	—	—	—
		Total	133,078	148,724	46,269
	Write-offs		31,765	179,351	117,583

			Apr. 1, 2006~	Apr. 1, 2005~	Apr. 1, 2004~
			Mar. 31, 2007	Mar. 31, 2006	Mar. 31, 2005
GM Shinhan Securities	Loan Loss	Domestic	30,776	28,900	30,900
	Allowance	Overseas	—	—	—
		Total	30,776	28,900	30,900
	Write-offs		1,117	2,300	1,900

3.	Independent Auditor
Audit Opinion for the last 3 years

	2007 1Q	FY 2006	FY 2005
Audit Opinion	—	Unqualified	Unqualified
Compensation to the Independent Auditor for Audit and Review Services
     The following is a description of the fees for audit and review services performed by our independent auditor for the last three years in connection with our financial statements prepared in accordance with generally accepted accounting principles in Korea.

		Payment
Year	Auditor	(KRW mil.)	Details	Working hours
2007 1Q	KPMG Samjong Accounting Corp.	341 (annual)	Review/Audit of Financial Statements	670 hours
	KPMG Samjong Accounting Corp.	399	Review of Financial Statements related to accounting treatment of LG Card acquisition	—
2006	KPMG Samjong Accounting Corp.	304	Review/Audit of Financial Statements	3,150 hours
2005	KPMG Samjong Accounting Corp.	288	Review/Audit of Financial Statements	3,073 hours

4.	Directors, Executive Officers and Employees
Directors and Executive Officers
1)	Executive Directors
     Our executive directors are as follows as of May 15, 2007:

Name	Date of Birth	Position	Service Term
Eung Chan Ra	Nov. 25, 1938	Chairman of BOD Board Steering Committee member	3 years starting from March 20, 2007
In Ho Lee	Nov. 2, 1943	President & CEO Board Steering Committee member	2 years starting from March 20, 2007
2)	Non-Executive Directors
     Currently, 13 non-executive directors are in office, of which 12 members are outside directors, nominated by our Outside Director Recommendation Committee and appointed pursuant to the approval of general shareholders’ meeting on March 20, 2007.
     Our non-executive directors are as follows:

Outside
Name	Date of Birth	Director	Sub-Committees	Service Term
Sang Hoon Shin	July 1, 1948	X	—	1 year starting from March 20, 2007
Si Jong Kim	Apr. 16, 1937	O	—	1 year starting from March 20, 2007
Young Woo Kim	May 1, 1952	O	Audit Committee member	1 year starting from March 20, 2007
Byung Hun Park	Sept. 10, 1928	O	Board Steering Committee member	1 year starting from March 20, 2007
Yong Woong Yang	Aug. 4, 1948	O	—	1 year starting from March 20, 2007
Haeng Nam Chung	Mar. 15.1941	O	—	1 year starting from March 20, 2007
Young Hoon Choi	Nov. 8, 1928	O	—	1 year starting from March 20, 2007
Philippe Reynieix	Jun. 24, 1949	O	Risk Management Committee member	1 year starting from March 20, 2007
Pyung Joo Kim	Feb. 6, 1939	O	Board Steering Committee member Risk Management Committee member Compensation Committee member	1 year starting from March 20, 2007
Shee Yul Ryoo	Sept. 5, 1938	O	Board Steering Committee member Risk Management Committee member Compensation Committee member	1 year starting from March 20, 2007
Yoon Soo Yoon	Mar. 5, 1946	O	Audit Committee member Compensation Committee member	1 year starting from March 20, 2007
Sang Yoon Lee	Sept. 13, 1942	O	Audit Committee member Compensation Committee member	1 year starting from March 20, 2007
Sung Bin Chun	Jan. 21, 1953	O	Audit Committee Head Compensation Committee member	1 year starting from March 20, 2007
     For personal profiles of the outside directors, please refer to our Form 6-K filed on February 21, 2007.

3)	Executive Officers
     In addition to the executive directors, we currently have the following executive officers:

Name	Date of Birth	Position	In charge of
Jae Woo Lee	July 2, 1950	Chief Operating Officer	General Affairs Team, Public Relations Team, and Human Resources Team
Byung Jae Cho	Jan. 6, 1951	Chief Financial Officer	Finance Planning Team, Risk Management Team, and Investor Relations Team
Jin Won Suh	April 20, 1951	Chief Strategy Officer	Strategic Planning Team, Future Strategy & Management Team, and Information & Technology Planning Team,
Jae Woon Yoon	July 22, 1951	Group Synergy Officer	Joint Procurement Team, Synergy Management Team, and Audit & Compliance Team

Stock Options (as of May 15, 2007)

Guarantee		Number of Changes			No. of Exercisable Options
		No. of	No. of Exercised	No. of Cancelled
		Granted Options	Options	Options
Granted in 2002	Management, Head of Department	864,576	429,052	0	435,524
Granted in 2003	Management, Head of Department	1,020,416	501,198	11,600	507,618
Granted in 2004	Management, Head of Department	1,258,923	361,384	15,200	882,339
Granted in 2005	Management, Head of Department, Outside Directors	2,620,331	0	251,300	2,369,031
Granted in 2006	Management, Head of Department, Outside Directors	3,296,200	0	166,800	3,129,400
Granted in 2007	Management, Head of Department, Outside Directors	1,301,050	0	0	1,301,050
Total		10,361,496	1,291,634	444,900	8,624,962
Employees

	(As of March 31, 2007)
	Number of Employees		Total Salaries and wages	Average Payment
		Average length of Service	paid in 1Q 2007	per person
			(KRW million)	(KRW million)
Male	83	2 yrs 6 mths	1,657	20
Female	18	2 yrs 11 mths	147	8
Total	101	2 yrs 9 mths	1,804	18
Directors and Officers Liability Insurance (for SFG and subsidiaries)

Name of Insurance	Insurance Premium	Insured Amount	Insurance Period
Directors and Officers Liability Insurance	KRW 592 mil. (annual)	Up to KRW 50 bil.	April 1, 2007~ March 31, 2008

*	Of the total insurance premium (KRW 592 mil.), KRW 121 mil. was paid by SFG, and the remaining amount, by its subsidiaries

5.	Activities of Board of Directors and sub-committees during 2007 1Q
1)	Meetings of Board of Directors

Date	Agenda
Feb. 2, 2007	1. Approval of FY2006 Financial Statements and Business Report	Approved
	2. Appointment of Outside Director Recommendation Committee members — Eung Chan Ra, Byung Hun Park, Shee Yul Ryoo, Sang Yoon Lee, Yoon Soo Yoon (5 persons)	Approved
Feb. 15, 2007	1. Convocation of General Shareholders’ Meeting for the 6th FY	Approved
— General Shareholders’ Meeting for the 6th FY to be held on March 20, 2007
	2. Approval of Director Remuneration Pool — Same as the previous year	Approved
	3. Grant of Stock Options to Executives and Employees of the Company and Its Subsidiaries — Approval for stock option grant up to the limit of 1,459,550 shares	Approved
	4. PU Assignment to Executives — To grant 168,200 units to 6 executives	Approved
* Value per one unit = KRW 54,560 on grant date (March 20, 2007)
	5. Cancellation of Granted Stock Options — A total of 343,000 stock options cancelled (3 companies, 131 persons)	Approved
	6. Corporate Bond Issuance — The 41st issuance of corporate bond (KRW 100bil.) scheduled to be issued in March 2007	Approved
Mar. 20, 2007	1. Appointment of Representative Directors — Eung Chan Ra as Chairman, In Ho Lee as President & CEO	Approved
	2. Appointment of Sub-Committee Members — Appointment of committee members	Approved
	3. Compensation for Directors — Same as the previous year	Approved
	4. Fifth Amendment to the “Guidelines on Personal Credit Date Provision and Use” — Inclusion of LG Card in the list of companies to share company information	Approved
	5. Incorporation of GM-Shinhan Securities’ Hong Kong Affiliate as Indirect Subsidiary — Establishment of Good Morning Shinhan Securities’ third local subsidiary	Approved
	6. Issuance of Corporate Bonds — KRW100bil. for 41st issuance, KRW 200bil. for 42nd issuance	Approved
2)	Board Steering Committee

Date	Agenda
Feb. 2, 2007	1. Appointment of Outside Director Recommendation Committee — Eung Chan Ra, Byung Hun Park, Shee Yul Ryoo, Sang Yoon Lee, Yoon Soo Yoon (5 persons)	Approved
Feb. 15, 2007	1. Recommendation for directors who are not outside directors — Eung Chan Ra, In Ho Lee, Sang Hoon Shin (3 persons)	Approved
	2. Recommendation of Audit Committee members — Sang Yoon Lee, Yoon Soo Yoon, Sung Bin Chun, Young Woo Kim (4 persons)	Approved
	3. Deliberation on stock option grant to outside directors with professional expertise — 10,000 stock options per person, up to 50,000 stock options in total	Approved
3)	Risk Management Committee

Date	Agenda
Feb. 15, 2007	1. Group’s Minimum Equity Capital Ratios and Risk Limits for 2007	—
	* Reporting Item: Status of the Group’s Capital Adequacy Ratios and Risk Limit Management by Risk Type during 4Q 2006	Approved

4)	Meetings of Audit Committee

Date	Agenda
Feb. 15, 2007	1. Audit Results for the 6th Fiscal Year — Confirmation of Audit Results for the 6th FY and Submission of Audit Report	Approved
	2. Evaluation of the Internal Monitoring System	Approved
	3. Evaluation of the Operation Status of the Internal Accounting Control System for the Year 2006 — The internal accounting control system has been efficiently planned and properly operated.	Approved
	4. Evaluation of the Internal Monitoring System — The internal monitoring system is properly operated	Approved
	5. Approval of audit plans for 2007 — Approval of 2007 audit plans for Shinhan Financial Group and subsidiaries	Approved
	6. Ratification of the Company and its Subsidiaries’ Non-audit Contracts	Approved
1) Tax consulting (Shinhan Financial Group-Samjung)
2) Internal auditing management system (SH&C Life Insurance-Samjung)
3) Income Tax Advisory, Tax Adjustment (5 companies including Good Morning Shinhan Securities — Samjung)
	7. Auditing Results of the 5th Annual Shareholders’ Meeting — Results found to be appropriate	Approved

April 18, 2007	1. Appointment of Audit Committee Head — Head: Sung Bin Chun	Approved
	2. Approval of K-GAAP audit remuneration	Approved
	3. Audit contract related to accounting treatment related to LG Card — Approved contract with Samjung	Approved
	4. Ratification of the Company and its Subsidiaries’ Non-audit Contracts — Audit of reports filed to Hong Kong’s local Financial Authorities (Shinhan Bank’s Hong Kong Branch — Samjung)	Approved
5)	Meetings of Outside Director Recommendation Committee

Date	Agenda
Feb. 14, 2007	1. Appointment of Outside Director Recommendation Committee head — Head: Byung Hun Park	Approved
2. Recommendation of outside director candidates
   — Outside Directors: Byung Hun Park, Si Jong Kim, Yong Woong Yang, Haeng Nam Chung, Young Hoon Choi, Young Woo Kim, Reynieix (7 persons)
	— Outside Directors with professional expertise: Shee Yul Ryoo, Yoon Soo Yoon, Sang Yoon Lee, Pyung Joo Kim, Sung Bin Chun (5 persons)	Approved
6)	Compensation Committee

Date	Agenda
Feb. 14, 2007	1. 2006 Evaluation and Compensation results for the Management	Approved
	2. 2007 Evaluation and Compensation Scheme for the Management	Approved
	3. Setting 2007 Group KPI Target and MBO of the Management	Approved
	4. 2007 Stock Options granted to the Management	Approved
	5. Grant of PU(Performance Unit) to management	Approved

6.	Market Price Information of our Common Shares and ADRs
Common Share Traded on the Korea Exchange

	(KRW, number of shares)
		Nov. 2006	Dec. 2006	Jan. 2007	Feb. 2007	Mar. 2007	Apr. 2007
Price per share	High	46,900	48,500	49,900	57,800	57,100	56,600
	Low	43,100	44,000	45,450	51,500	51,800	52,100
Trading Volume		26,887,343	22,774,048	23,229,216	48,203,956	24,411,554	27,055,056
American Depositary Shares traded on the New York Stock Exchange
Shinhan Financial Group listed its American Depositary Shares on the New York Stock Exchange on September 16, 2003.

	(USD, number of shares)
		Nov. 2006	Dec. 2006	Jan. 2007	Feb. 2007	Mar. 2007	Apr. 2007
Price per share	High	100.49	106.00	106.73	123.65	122.39	122.75
	Low	90.09	95.80	96.75	110.25	106.99	112.16
Trading Volume		418,500	505,200	575,100	896,200	694,800	511,500

7.	Related Party Transactions
Loans to Subsidiaries

(As of March 31, 2007, Unit: KRW 100 million)
Subsidiary	Loan Type	Origination	Maturity	Funding	Lending	Beginning	Increase	Decrease	Ending
		Date	Date	Rate	Rate	Balance			Balance
Shinhan Capital	Loans in KRW	2002-03-29	2007-04-04	7.47%	8.12%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-07-29	2007-07-29	6.30%	6.65%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-11-21	2007-11-21	5.88%	6.18%	200	—	—	200
Shinhan Capital	Loans in KRW	2002-12-16	2007-12-16	5.96%	6.22%	200	—	—	200
Shinhan Card	Loans in KRW	2003-04-23	2009-04-23	5.47%	6.28%	1,000	—	—	1,000
Shinhan Capital	Loans in KRW	2003-06-24	2008-06-24	5.69%	5.95%	300	—	—	300
Shinhan Capital	Loans in KRW	2003-07-24	2008-07-24	5.87%	6.13%	200	—	—	200
Shinhan Capital	Loans in KRW	2004-03-24	2009-03-24	5.11%	5.93%	200	—	—	200
Shinhan Capital	Loans in KRW	2004-03-24	2007-03-24	4.76%	5.16%	300	—	300	—
Shinhan Capital	Loans in KRW	2004-06-25	2009-06-25	4.93%	5.22%	500	—	—	500
Shinhan Capital	Loans in Foreign Currency	2004-07-15	2007-06-15	3M Libor+0.70%	3M Libor+0.90%	372	4	—	376
Shinhan Capital	Loans in KRW	2005-01-31	2008-01-31	4.21%	4.58%	300	—	—	300
GMSH Securities	Loans in KRW	2005-01-31	2010-07-31	4.59%	5.25%	700	—	—	700
Shinhan Card	Loans in KRW	2005-03-18	2007-03-18	4.13%	4.49%	500	—	500	—
Shinhan Card	Loans in KRW	2005-03-18	2008-03-18	4.23%	4.54%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-03-18	2007-03-18	4.23%	4.49%	500	—	500	—
Shinhan Capital	Loans in KRW	2005-05-09	2008-05-09	3.99%	4.33%	500	—	—	500
Shinhan Capital	Loans in KRW	2005-12-16	2008-12-16	5.48%	5.67%	400	—	—	400
Shinhan Card	Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%	500	—	—	500
Shinhan Capital	Loans in KRW	2006-01-24	2009-01-24	5.24%	5.41%	500	—	—	500
Shinhan Card	Loans in KRW	2006-02-27	2009-02-27	5.07%	5.23%	1000	—	—	1,000
Shinhan Card	Loans in KRW	2006-04-24	2009-04-24	5.09%	5.22%	1000	—	—	1,000
GMSH Securities	Loans in KRW	2006-07-31	2012-01-31	5.16%	5.64%	1000	—	—	1,000
Shinhan Capital	Loans in KRW	2006-09-26	2011-09-26	4.91%	4.99%	500	—	—	500
Shinhan Capital	Loans in Foreign Currency	2006-12-29	2009-12-29	3ML+0.25%	3ML+0.38%	279	3	—	282
Shinhan Capital	Loans in KRW	2007-03-23	2012-03-23	5.48%	—		500	—	500
Total	—	—	—	—	—	11,851	507	1,300	11,058
Exhibit 99 Independent Accountant’s Review Report (Non Consolidated Financial Statements) of Shinhan Financial Group as of March 31, 2007

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHINHAN FINANCIAL GROUP CO., LTD.
By /s/ Byung Jae Cho
Name:	Byung Jae Cho
Title:	Chief Financial Officer

Date : May 15, 2007